Exhibit 99.1

Grupo Simec Files Its Form 20-F For The 2020 Financial Year

GUADALAJARA, Mexico, May 25, 2021 /PRNewswire/ -- Grupo Simec, S.A.B. de C.V. (NYSE-MKT:SIM and BMV:SIMEC-B) (the “Company”) yesterday filed its Annual Report on Form 20-F for the year ended December 31, 2020 with the U.S. Securities and Exchange Commission at www.sec.gov. The Form 20-F is also available on the investor relations section of the Company’s website at www.gsimec.com.mx/reporte-anual.php. Shareholders may request a hard copy of the Form 20-F, including the Company’s complete audited financial statements for the year ended December 31, 2020, free of charge, by contacting the Company’s Investor Relations director, Jose Luis Tinajero, by email at jose.luis.tinajero@industriasch.com.mx.

About Grupo Simec

Grupo Simec is a diversified manufacturer, processor and distributor of SBQ steel and structural steel products with production and commercial operations in the United States, Mexico and Brazil. Grupo Simec is also an important producer of structural and light structural steel products in Mexico in terms of sales volume. Grupo Simec’s SBQ products are used across a broad range of highly engineered end-user applications, including axles, hubs and crankshafts for automobiles and light trucks, machine tools and off-highway equipment. Its structural steel products are mainly used in the non-residential construction market and other construction applications.

Contact:	Jose Luis Tinajero
Mario Moreno Cortez
Grupo Simec, S.A.B. de C.V.
Calzada Lázaro Cárdenas 601
44440 Guadalajara, Jalisco, Mexico
+52 55 1165 1025
+52 33 3770 6734